Exhibit 99.1

Press Release	Media contact
Kirsten Stratton
T +1 781 929 8096
kirsten.stratton@freseniusmedicalcare.com

Christine Peters
T +49 160 60 66 770
christine.peters@freseniusmedicalcare.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609 2601
dominik.heger@freseniusmedicalcare.com

www.freseniusmedicalcare.com

Fresenius Medical Care advances its FME Reignite strategy by increasing ownership in its Value-Based Care asset and appointing a new leader for the operating segment

●	Fresenius Medical Care invests EUR 312 million and successfully closes a share purchase agreement with all non-physician investors in Interwell Health (IWH), accelerating the timeline originally set during the merger of Cricket Health, IWH, and Fresenius Health Partners when it was completed in August 2022

●	Tommy P. O’Connor appointed CEO of Interwell Health and Operating Segment leader of Value-Based Care to enhance benefits of the vertical integration and accelerate value creation in line with the FME Reignite strategy

Bad Homburg (September 18, 2025) – Fresenius Medical Care (FME), the world’s leading provider of products and services for individuals with renal diseases, today announced several important developments in its Value-Based Care (VBC) operating segment, reinforcing its commitment to delivering high-quality, cost-effective care for patients with kidney disease.

These updates mark a step forward in the company’s FME Reignite strategy, which is focused on creating value for all stakeholders through three strategic priorities: strengthening the core, driving growth and innovation, and developing the company culture. By leveraging FME’s unique vertically integrated structure – VBC, alongside Care Delivery and Care Enablement – the company aims to accelerate innovation, improve patient and quality outcomes, drive growth while reducing costs, and set the standard of care for the dialysis industry.

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Fresenius Medical Care accelerates investment in VBC

FME invested EUR 312 million and successfully closed a share purchase agreement with all non-physician investors, accelerating the timeline originally set during the merger of Cricket Health, Interwell Health (IWH), and Fresenius Health Partners when it was completed in August 2022. The transaction, finalized in early September, increases FME’s ownership stake in IWH. IWH has emerged as the leader in the renal value-based care industry, partnering with over 2,200 nephrologists in the U.S., generating EUR 1,035 million in revenue for the first six months of the year and experiencing revenue growth of 23.5% during this time. This move enables FME to leverage its full scale and resources in support of the company’s overall strategy and VBC ambitions. The investment will allow for streamlined decision-making and enhance IWH’s ability to deliver high-quality kidney care at lower cost.

Leadership transition at IWH

FME is pleased to announce the appointment of Tommy P. O’Connor as Chief Executive Officer of Interwell Health and business segment leader of VBC, effective October 1, 2025. Mr. O’Connor brings extensive experience in healthcare leadership, most recently serving as CEO of the Empire and Midwest Markets for United Healthcare, Medicare. His proven track record in developing value-based partnerships, driving growth and operational excellence, and improving clinical outcomes will be instrumental as FME continues to expand its leadership in renal value-based care. Mr. O’Connor will report to Helen Giza, CEO and Chair of the Management Board.

He succeeds Robert Sepucha, who informed the Management Board of his intention to leave the company at the end of September 2025. Mr. Sepucha has been instrumental in the creation, development, and execution of IWH’s VBC strategy, since being named CEO in August 2022.

Helen Giza said: “With the acceleration of the buyout transaction at favorable terms and the appointment of Tommy O’Connor, we are well placed to strengthen IWH’s ability to deliver better outcomes for patients while lowering the total cost of care, and supporting the long-term success of our nephrologist partners in the U.S. Harnessing our global scale and leveraging efficiencies across the group, we’re advancing a bold vision for Value-Based Care and unlocking the full potential of our vertical integration – propelling us forward in alignment with the FME Reignite strategy. I would like to thank Bobby for his contributions as CEO of Interwell Health and I'm excited to welcome Tommy to my team as we continue to lead the future of kidney care.”

Tommy O’Connor, incoming CEO of Interwell Health, added: “I’m honored to join Fresenius Medical Care and lead Interwell Health at such a pivotal time. The opportunity to build on the strong foundation laid by the IWH team and to help scale innovative, patient-centered care models is incredibly exciting. I look forward to working with our physician partners and colleagues across FME to advance our mission and deliver meaningful impact for patients, payors, and physicians nationwide.”

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About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 4.2 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,676 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approx. 300,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

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